Exhibit 12
Anheuser-Busch Companies, Inc. and Subsidiaries
Consolidated Ratio of Earnings to Fixed Charges
     The following table sets forth the company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated (in millions):

	Nine Months
	Ended September 30				Year Ended December 31,
	2008		2007		2007		2006		2005		2004		2003

Earnings

Consolidated pretax income	$2,280.5		$2,264.6		$2,422.7		$2,276.9		$2,057.4		$2,812.1		$2,643.9

Dividends received from equity investees	432.5		413.3		413.3		247.0		210.1		179.0		169.2

Net interest capitalized	8.4		9.0		10.7		10.8		8.3		7.7		3.3
Fixed charges	403.6		394.0		530.3		498.5		502.3		471.1		442.6

Adjusted earnings	$3,125.0		$3,080.9		$3,377.0		$3,033.2		$2,778.1		$3,469.9		$3,259.0

Fixed Charges

Interest expense	$366.7		$359.0		$484.4		$451.3		$454.5		$426.9		$401.5

Interest portion of rent expense 1/	32.4		30.8		40.3		41.9		42.5		38.9		36.3

Amortization of deferred debt issuance costs	4.5		4.2		5.6		5.3		5.3		5.3		4.8

Total fixed charges	$403.6		$394.0		$530.3		$498.5		$502.3		$471.1		$442.6

Ratio	7.7	X	7.8	X	6.4	X	6.1	X	5.5	X	7.4	X	7.4	X

1/	The interest portion of rent expense is calculated as one-third of total rents paid.